Exhibit 99.66
CONSENT OF EXPERT
FILED BY SEDAR
September 25, 2006
British Columbia Securities Commission (Principal Regulator)
Qntano Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorite des marches financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavul
Dear Sirs/Mesdames

Re	Goldcorp Inc (the “Company”) Filing under the Mutual Reliance Review System Glamis Gold Ltd Information Circular dated September 25, 2006 (the “Circular”)
This letter is being filed as the consent of Luis Rivera, MAusIMM, at Minera Alumbrera Ltd , to (a) being named in the Circular and in the Company’s renewal annual information form for the year ended December 31, 2005, dated March 20, 2006, which is incorporated by reference in the Circular; and (b) the inclusion in the Circular of the Mineral Reserves and Mineral Resources estimated by Mr Rivera as of December 31, 2005 (the “Estimates”) for the Company’s Alumbrera mine
I hereby confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Estimates or within my knowledge as a result of the services performed by me in connection with the Estimates

Sincerely

/s/ Luis Rivera Luis Rivera, MMusIMM
Minera Alumbrera Ltd